UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Box Ships Inc. (the “Company”) dated November 11, 2011: Box Ships Inc. Reports Third Quarter Ended September 30, 2011 Results and Declares Quarterly Dividend of $0.30 Per Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Date: November 14, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

Box Ships Inc.

BOX SHIPS INC. REPORTS THIRD QUARTER ENDED SEPTEMBER 30, 2011 RESULTS AND DECLARES QUARTERLY DIVIDEND OF $0.30 PER SHARE

ATHENS, Greece, November 11, 2011 –Box Ships Inc. (NYSE: TEU), or the Company, a global shipping company specializing in the seaborne transportation of containers, announced today its results for the third quarter of 2011 and for the period from its Initial Public Offering on April 14, 2011 (“IPO”) to September 30, 2011 (“period ended September 30, 2011”).

Third Quarter 2011 Highlights:

➢

Reported Net Income of $5.1 million or $0.32 per basic and diluted share

➢

EBITDA of $10.1 million

➢

Earned an average time charter equivalent rate of $24,371 per vessel per day

➢

Fleet utilization of 100% for the second consecutive reporting period in 2011

➢

Dividend declaration of $0.30 per share payable on or about November 29, 2011

Third Quarter 2011 - Financial Results:

The Company reported time charter revenues for the third quarter of 2011 of $15.3 million, net of the amortization of above/below market time charters, which had a negative effect of $0.4 million or $0.02 per share, and net income of $5.1 million, or $0.32 per basic and diluted share, calculated on 16.0 million weighted average number of basic and diluted shares outstanding for the period. Please refer to the table at the back of this release for the calculation of earnings per share. EBITDA for the third quarter of 2011 was $10.1 million. Please refer to the table at the back of this release for a reconciliation of EBITDA to net income, the most directly comparable financial measure in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The Company operated an average of 6.64 vessels during the third quarter of 2011, earning an average time charter equivalent rate, or TCE rate, of $24,371 per vessel per day. Please see the table at the back of this announcement for a reconciliation of TCE rates to time charter revenues.

Total vessel operating expenses for the third quarter of 2011 were $4.8 million, or approximately $7,882 per vessel per day, including vessel operating expenses, management fees and general and administrative expenses for the period.

Period ended September 30, 2011 - Financial Results:

The Company reported time charter revenues for the period ended September 30, 2011 of $22.6 million, net of the amortization of above/below market time charters, which had a negative effect of $0.6 million or $0.04 per share, and net income of $7.4 million, or $0.48 per basic and diluted share, calculated on 15.1 million weighted average number of basic and diluted shares outstanding for the period. Please refer to the table at the back of this release for the calculation of earnings per share. EBITDA for the period ended September 30, 2011 was $14.7 million. Please refer to the table at the back of this release for a reconciliation of EBITDA to net income, the most directly comparable financial measure in accordance with U.S GAAP.

The Company operated an average of 5.34 vessels during the period ended September 30, 2011, earning an average time charter equivalent rate, or TCE rate, of $24,194 per vessel per day. Please see the table at the back of this announcement for a reconciliation of TCE rates to time charter revenues.

Total vessel operating expenses for the period ended September 30, 2011 were $7.3 million, or approximately $8,029 per vessel per day, including vessel operating expenses, management fees and general and administrative expenses for the period.

Commenting on the results, Michael Bodouroglou, Chairman, President and Chief Executive Officer of the Company, stated, “We are pleased to report our second profitable quarter. For a second consecutive reporting period we had 100% fleet utilization enabling us to declare a dividend of $0.30 per share, twice the amount of our dividend that was declared and paid for the last quarter’s results. During the third quarter we took delivery of our seventh containership, the 2004-built MSC Emma, and today the weighted average age of our fleet is 3.9 years, the youngest among our peers. In addition, following the latest acquisition, our fixed revenue days under time charter contracts have increased from 91% to 93% and from 67% to 71% of our fleet capacity in 2012 and 2013, respectively.”

Mr. Bodouroglou concluded, “Moving towards the end of 2011, the economic projections for a moderate global growth and the ongoing Eurozone debt crisis place downside risks to the charter market. Our charter coverage provides stable cash flows regardless of these economic developments.”

Dividend Declaration:

The Company’s Board of Directors declared a quarterly dividend of $0.30 per share, with respect to the third quarter of 2011, payable on or about November 29, 2011 to shareholders of record as of the close of business on November 21, 2011.This is the second consecutive quarterly dividend since the Company went public in April 2011.

The declaration of a dividend will always be subject to the discretion of the Board of Directors of the Company, and will depend on, among other things, the Company's earnings, financial condition and cash requirements and availability, the covenants in the Company's existing and future debt instruments and global economic conditions.

Chartering Strategy:

Pursuant to our chartering strategy, we intend to focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU employed on short- to medium-term time charters of one to five years with staggered maturities, which will provide us with the benefit of stable cash flows from a diversified portfolio of charterers, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. Based on the latest redelivery dates, the Company has secured under such contracts 93% and 71% of its fleet capacity in 2012 and 2013, respectively.

Fleet List:

The following table provides additional information about our fleet as of November11, 2011.

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (5)	Charter Expiration	Notes
Box Voyager	2010	3,426	CSAV Valparaiso	$20,000	August 2012	1
Box Trader	2010	3,426	CSAV Valparaiso	$20,000	August 2012	1
CMA CGM Kingfish	2007	5,095	CMA CGM	$23,000	April 2014	1
CMA CGM Marlin	2007	5,095	CMA CGM	$23,000	May 2014	1
MSC Siena	2006	4,546	Maersk	$28,000	January 2014	1,2
Maule	2010	6,589	CSAV Valparaiso	$38,000	May 2016	3
MSC Emma	2004	5,060	MSC	$28,500	August 2014	4
Total		33,237

Notes:
1) The charterer has the option to increase or decrease the term of the charter by 45 days.
2) The charterer has the option to extend the term of the charter by additional one-year terms for four successive years at the same gross daily charter hire.

3)

The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer has also the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million less a 0.5% purchase commission payable to parties unaffiliated to us.

4)

The charterer has the option to increase or decrease the term of the charter by 30 days.The charterer has also the option to extend the term of the charter by an additional one-year term at the same gross daily charter rate.

5)

Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and Allseas Marine S.A. (“our Manager” or “Allseas”) ranging from 1.25% to 2.5%, including 1.25% to Allseas.

Conference Call and Webcast:

The Company’s management will host a conference call to discuss its third quarter and period ended September 30, 2011 results on November 14, 2011 at 8:00 am EST.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the USA), 0(800) 953-0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US) or 0080 044 131 378 (from Greece). Please quote "Box Ships."

A replay of the conference call will be available until November 21, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is +44 (0) 1452 550 000 and the access code required for the replay is: 2548316#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Company’s website (www.box-ships.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Box Ships Inc.

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company’s current fleet consists of seven containerships with a total carrying capacity of 33,237 TEU and a weighted average age of 3.9 years. The Company’s shares trade on the New York Stock Exchange under the symbol “TEU.”

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Investor Relations / Media
Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: boxships@capitallink.com

- Tables Follow -

SUMMARY FLEET INFORMATION	Three Months Ended September 30, 2011	Period Ended September 30, 2011
FLEET DATA
Average number of vessels (1)	6.64	5.34
Available days for fleet (2)	611	907
Calendar days for fleet (3)	611	907
Fleet utilization (4)	100%	100%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	$24,371	$24,194
Vessel operating expenses (6)	$5,734	$5,590
Management fees charged by a related party(7)	$893	$894
General and administrative expenses(8)	$1,255	$1,545
Total vessel operating expenses(9)	$7,882	$8,029

Time Charter Equivalent Reconciliation (Expressed in United States Dollars)	Three Months Ended September 30, 2011	Period Ended September 30, 2011
Time Charter Revenues	$15,326,056	$22,551,885
Less: Voyage Expenses	(96,878)	(108,154)
Less: Commission	(338,467)	(500,003)
Total Revenue, net of voyage expenses	$14,890,711	$21,943,728
Total available days	611	907
Time Charter Equivalent	$24,371	$24,194

EBITDA Reconciliation(10) (Expressed in United States Dollars)	Three Months Ended September 30, 2011	Period Ended September 30, 2011
Net Income	$5,120,358	$7,379,328
Plus: Net Interest expense	1,817,776	2,647,855
Plus: Depreciation	3,175,630	4,671,766
EBITDA	$10,113,764	$14,698,949

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for major repairs, dry-dockings or special or intermediate surveys.

(3)

Calendar days are the total days we possessed the vessels in our fleet for the relevant period.

(4)

Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing available days by fleet calendar days for the relevant period.

(5)

Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)

Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)

Daily management fees are calculated by dividing management fees payable in cash by fleet calendar days for the relevant time period.

(8)

Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9)

Total vessel operating expenses, or TVOE, are a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses (if applicable), management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(10)

Box Ships Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

Earnings per Share (Expressed in United States Dollars, except for share data)	Three Months Ended September 30, 2011	Period Ended September 30, 2011
Net income	$5,120,358	$7,379,328
Less: Net income attributable to non-vested share awards	(33,974)	(48,836)
Net income available to common shareholders	$5,086,384	$7,330,492

Weighted average number of shares, basic and diluted	16,000,000	15,126,953

Earnings per share, basic and diluted	$0.32	$0.48

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in United States Dollars, except for share data)

	For the three months ended September 30, 2011	For the period from April 14, 2011(1) to September 30, 2011

REVENUES:
Time charter revenues (including amortization of below and above market acquired time charters of $396,498 and $557,548 for the three months and the period ended September 30, 2011, respectively)	15,326,056	22,551,885
Less: Commissions	338,467	500,003
Net Revenues	14,987,589	22,051,882

EXPENSES:
Voyage expenses	96,878	108,154
Vessels operating expenses	3,503,483	5,070,515
Management fees charged by a related party	545,728	810,942
Depreciation	3,175,630	4,671,766
General and administrative expenses (including share based compensation of $99,388 and $171,979 for the three months and the period ended September 30, 2011, respectively)	766,866	1,401,334
Operating income	6,899,004	9,989,171

OTHER INCOME (EXPENSES):
Interest and finance costs	(1,819,604)	(2,650,259)
Interest income	1,828	2,404
Foreign currency gain	39,130	38,012
Total other expenses, net	(1,778,646)	(2,609,843)

NET INCOME	5,120,358	7,379,328

Earnings per common share, basic and diluted	$0.32	$0.48

Weighted average number of common shares, basic and diluted	16,000,000	15,126,953

(1) Date of Initial Public Offering

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(Expressed in United States Dollars)

September 30,
2011

ASSETS

Cash and restricted cash (current and non-current)	17,475,871
Other current assets	3,736,220
Vessels and other fixed assets, net	370,302,843
Other non-current assets	13,626,307

Total Assets	405,141,241

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt	17,700,000
Other current liabilities	4,506,393
Long-term debt, net of current portion	197,925,000
Other non-current liabilities	3,536,731
Total stockholders' equity	181,473,117

Total Liabilities and Stockholders' Equity	405,141,241